UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BITCOIN SHOP INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

09173J100
(CUSIP Number)

copy to: Harvey Kesner, Esq. 61 Broadway, 32nd Fl. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09173J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Handerhan, Michal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
(a) Michal Handerhan is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,278,612 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
36,278,612 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,278,612 common shares1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
X 2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.00% based on 100,773,923 common shares issued and outstanding as of February 5, 2014
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Excludes 1,550,368 Options to purchase Common Stock. The Options are exercisable on 02/05/2015 and will expire 02/05/2019.
2 Excludes 1,550,368 Options to purchase Common Stock. The Options are exercisable on 02/05/2015 and will expire 02/05/2019.

Item 1.              Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Bitcoin Shop, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 10020 Raynor Road, Silver Spring, MD 20901.

Item 2.              Identity and Background

(b)	Handerhan, Michal

(c)	10020 Raynor Road, Silver Spring, MD 20901

(d)	Mr. Handerhan is a businessman.

(e)	Mr. Handerhan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f)
Mr. Handerhan has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	Mr. Handerhan is a citizen of the United States of America.

Item 3.              Source and Amount of Funds or Other Considerations

On February 5, 2014, the Issuer entered into a Securities Exchange Agreement (the "Exchange Agreement") with BitcoinShop.us, LLC, a Maryland Limited Liability Company ("BitcoinShop"), and the holders of the membership interests in BitcoinShop. Upon closing of the transaction contemplated under the Exchange Agreement, on February 5, 2014, the holders of BitcoinShop's outstanding membership interests transferred all the outstanding membership interests of BitcoinShop to the Issuer in exchange for an aggregate of 100,773,923 shares of the Issuer’s common stock $0.001 par value per. As a result, BitcoinShop became a wholly-owned subsidiary of the Issuer.

Item 4.              Purpose of Transaction

The Reporting Person, a Bitcoinshop Member, entered into the above-described transaction to effect a change in control of the Issuer, as a result of which the Reporting Person Became the Chairman of the Issuer’s Board of Directors and became the Issuer’s Chief Operating Officer.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.              Interest in Securities of the Issuer

(a)	As of February 6, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Handerhan was 36,278,612 common shares, or approximately 36.00% of the Issuer.

(b)	Mr. Handerhan has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 36,278,612 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Handerhan has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 36,278,612 shares of common stock reported in Item 5(a).

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.              Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014
Dated
/s/ Handerhan, Michal
Signature
HANDERHAN, MICHAL
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).